UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Validus Holdings, Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

BMG9319H1025

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. BMG9319H1025	SCHEDULE 13G
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merrill Lynch & Co., Inc. IRS Identification Number: 13-2740599
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,781,472 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,781,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 1,067,187 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merrill Lynch Group, Inc. IRS Identification Number: 13-3408205
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,781,472 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,781,472 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 1,067,187 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merrill Lynch Ventures, L.L.C. IRS Identification Number: 13-3917809
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,550,172 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,172 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 121,601 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merrill Lynch Ventures L.P. 2001 IRS Identification Number: 13-4145795
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,550,172 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,172 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 121,601 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merrill Lynch GP, Inc. IRS Identification Number: 13-3540361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,650,518 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,518 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 364,804 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ML Global Private Equity Partners, L.P. IRS Identification Number: 20-1488488
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,650,518 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,518 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 364,804 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLGPE Ltd. IRS Identification Number: 98-0437327
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,650,518 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,518 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 364,804 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ML Global Private Equity Fund, L.P. IRS Identification Number: 20-1488396
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,650,518 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,650,518 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 364,804 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

CUSIP No. BMG9319H1025
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GMI Investments, Inc. IRS Identification Number: 20-1488396
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 580,782 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,782 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Item 4(c) below.
(2)
Based on a total of 74,199,836 outstanding shares of common stock plus 580,782 shares as to which the reporting person has the right to acquire a beneficial ownership interest upon the exercise of warrants.

Item 1.

(a)	Validus Holdings, Ltd.

(b)	19 Par-la-Ville Road
Hamilton, Bermuda HM 11

Item 2.

(a)

(1)	Merrill Lynch & Co., Inc.
(2)	Merrill Lynch Group, Inc.
(3)	Merrill Lynch Ventures, L.L.C.
(4)	Merrill Lynch Ventures L.P. 2001
(5)	Merrill Lynch GP, Inc.
(6)	ML Global Private Equity Partners, L.P.
(7)	MLGPE Ltd.
(8)	ML Global Private Equity Fund, L.P.
(9)	GMI Investments, Inc.

(b)	Address of Principal Business Office or, if none, Residence.

(1)	4 World Financial Center, New York, NY 10080

(2)	4 World Financial Center, New York, NY 10080

(3)	4 World Financial Center, New York, NY 10080

(4)	4 World Financial Center, New York, NY 10080

(5)	4 World Financial Center, New York, NY 10080

(6)	4 World Financial Center, New York, NY 10080

(7)	4 World Financial Center, New York, NY 10080

(8)	4 World Financial Center, New York, NY 10080

(9)	4 World Financial Center, New York, NY 10080

(c)	Citizenship.

(1)	Merrill Lynch & Co., Inc. is a Delaware corporation.

(2)	Merrill Lynch Group, Inc. is a Delaware corporation.

(3)	Merrill Lynch Ventures, L.L.C. is a Delaware limited liability company.

(4)	Merrill Lynch Ventures L.P. 2001 is a partnership organized in the State of Delaware.

(5)	Merrill Lynch GP, Inc. is a Delaware corporation.

(6)	ML Global Private Equity Partners, L.P. is an exempted limited partnership organized in the Cayman Islands.

(7)	MLGPE Ltd. is a Cayman Islands exempted company.

(8)	ML Global Private Equity Fund, L.P. is an exempted limited partnership organized in the Cayman Islands.

(9)	GMI Investments, Inc. is a Delaware corporation.

(d)	Title of Class of Securities.

Common Shares

(e)	CUSIP Number.

BMG9319H1025

Item 3.	Not applicable since statement is filed pursuant to Rule 13d-1(d)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: See below.

(b)	Percent of Class: See below.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: zero.

(ii)	shared power to vote or to direct the vote: zero.

(iii)	sole power to dispose or to direct the disposition of: See below.

(iv)	shared power to dispose or to direct the disposition of: See below.

As of December 31, 2007, each of the Reporting Persons owned as of record the number and percentage of issued and outstanding shares of common stock of Validus Holdings, Ltd. (including shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)) listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class (a)
Merrill Lynch & Co., Inc.	0(b)	0%
Merrill Lynch Group, Inc.	0(c)	0%
Merrill Lynch Ventures, L.L.C.	0(d)	0%
Merrill Lynch Ventures L.P. 2001	1,550,172 (e)	2.1%
Merrill Lynch GP, Inc.	0(f)	0%
ML Global Private Equity Partners, L.P.	0(g)	0%
MLGPE Ltd.	0(h)	0%
ML Global Private Equity Fund, L.P.	4,650,518 (i)	6.2%
GMI Investments, Inc.	580,782 (j)	0.8%

(a)	Based on a total of 74,199,836 shares outstanding plus thenumber of shares as to which the reporting person has the right to acquire a beneficial ownership upon the exercise of warrants.

(b)
Merrill Lynch & Co., Inc. is a Delaware corporation whose relation to the other Reporting Persons is explained below. Merrill Lynch & Co., Inc. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(c)
Merrill Lynch Group, Inc. is a Delaware corporation whose relation to the other Reporting Persons is explained below. Merrill Lynch Group, Inc. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(d)
Merrill Lynch Ventures, L.L.C. is a Delaware limited liability company whose relation to the other Reporting Persons is explained below. Merrill Lynch Ventures, L.L.C. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(e)
Merrill Lynch Ventures L.P. 2001 is a partnership of which Merrill Lynch Ventures, L.L.C. (“ ML Ventures”) is the general partner. ML Ventures is a wholly-owned subsidiary of Merrill Lynch Group, Inc., which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. Decisions regarding the voting or disposition of shares of portfolio investments of Merrill Lynch Ventures L.P. 2001 are made by the management and investment committee of the board of directors of ML Ventures, which is composed of three individuals. Each of ML Ventures, because it is the general partner of Merrill Lynch Ventures L.P. 2001, Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc., because they control ML Ventures, and the three members of the ML Ventures investment committee, by virtue of their shared decisionmaking power, may be deemed to beneficially own the shares held by Merrill Lynch Ventures L.P. 2001. Such entities and individuals expressly disclaim beneficial ownership of the shares that Merrill Lynch Ventures L.P. 2001 holds of record or may be deemed to beneficially own.  The amount reported as beneficially owned by Merrill Lynch Ventures L.P. 2001 includes 121,601 shares as to which Merrill Lynch Ventures L.P. 2001 has the right to acquire a beneficial ownership interest upon the exercise of warrants.

(f)
Merrill Lynch GP, Inc. is a Delaware corporation whose relation to the other Reporting Persons is explained below. Merrill Lynch GP, Inc. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(g)
ML Global Private Equity Partners, L.P. is an exempted limited partnership organized in the Cayman Islands whose relation to the other Reporting Persons is explained below. ML Global Private Equity Partners, L.P. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(h)
MLGPE Ltd. is a Cayman Islands exempted company whose relation to the other Reporting Persons is explained below. MLGPE Ltd. disclaims beneficial ownership of the shares held by the other Reporting Persons listed herein.

(i)
ML Global Private Equity Fund, L.P. is a partnership of which MLGPE Ltd. is the general partner. MLGPE Ltd. is a wholly-owned subsidiary of ML Global Private Equity Partners, L.P. (“ML Partners”). The investment committee of ML Partners, which is composed of Merrill Lynch GP, Inc., as the general partner of ML Partners, and certain investment professionals who are actively performing services for ML Global Private Equity Fund, L.P., retains decisionmaking power over the disposition and voting of shares of portfolio investments of ML Global Private Equity Fund, L.P. The consent of Merrill Lynch GP, Inc., as ML Partners’ general partner, is required for any such vote. Merrill Lynch GP, Inc. is a wholly-owned subsidiary of Merrill Lynch Group, Inc. which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. MLGPE Ltd., as general partner of ML Global Private Equity Fund, L.P., ML Partners, as the special limited partner of ML Global Private Equity Fund, L.P., Merrill Lynch GP, Inc., by virtue of its right to consent to the voting of shares of portfolio investments of ML Global Private Equity Fund, L.P., the individuals who are members of the investment committee of ML Partners, and each of Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc., because they control Merrill Lynch GP, Inc., may therefore be deemed to beneficially own the shares that ML Global Private Equity Fund, L.P. holds of record or may be deemed to beneficially own. Each such entity or individual expressly disclaims beneficial ownership of the shares held by ML Global Private Equity Fund, L.P.  The amount reported as beneficially owned by ML Global Private Equity Fund, L.P. includes 364,804 shares as to which ML Global Private Equity Fund, L.P. has the right to acquire a beneficial ownership interest upon the exercise of warrants.

(j)
GMI Investments, Inc. is a wholly-owned subsidiary of Merrill Lynch Group, Inc.  The amount reported as beneficially owned by GMI Investments, Inc. includes 580,782 shares as to which GMI Investments Inc has the right to acquire a beneficial ownership interest upon the exercise of warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH & CO., INC.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Authorized Signatory
Date: February 14, 2008

MERRILL LYNCH GROUP, INC.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Authorized Signatory
Date: February 14, 2008

MERRILL LYNCH VENTURES, L.L.C.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Assistant Secretary
Date: February 14, 2008

MERRILL LYNCH VENTURES L.P. 2001

By: Merrill Lynch Ventures, L.L.C., its general partner

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Assistant Secretary
Date: February 14, 2008

MERRILL LYNCH GP, INC.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

[Signature Page to 13-G]

ML GLOBAL PRIVATE EQUITY PARTNERS, L.P.

By: Merrill Lynch GP, Inc., its general partner

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

MLGPE LTD.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

ML GLOBAL PRIVATE EQUITY FUND, L.P.

By: MLGPE Ltd., its general partner

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

GMI INVESTMENTS, INC.

By:   /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Authorized Signatory
Date: February 14, 2008

[Signature Page to 13-G]

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated February 14, 2008 (“Statement”), with respect to the Common Stock, par value $0.01 per share, of Validus Holdings, Inc. is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2008.

MERRILL LYNCH & CO., INC.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Authorized Signatory
Date: February 14, 2008

MERRILL LYNCH GROUP, INC.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Authorized Signatory
Date: February 14, 2008

MERRILL LYNCH VENTURES, L.L.C.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Assistant Secretary
Date: February 14, 2008

[Joint Filing Agreement]

MERRILL LYNCH VENTURES L.P. 2001

By: Merrill Lynch Ventures, L.L.C., its general partner

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Assistant Secretary
Date: February 14, 2008

MERRILL LYNCH GP, INC.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

ML GLOBAL PRIVATE EQUITY PARTNERS, L.P.

By: Merrill Lynch GP, Inc., its general partner

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

MLGPE LTD.

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

ML GLOBAL PRIVATE EQUITY FUND, L.P.

By: MLGPE Ltd., its general partner

By:   /s/ Frank J. Marinaro
Name: Frank J. Marinaro
Title: Vice President and Secretary
Date: February 14, 2008

[Joint Filing Agreement]

GMI INVESTMENTS, INC.

By:   /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Authorized Signatory
Date: February 14, 2008

[Joint Filing Agreement]